UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

 Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated July 7, 2003

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2003 VOLUMES

(Santiago, Chile, July 7, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary second quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Second Quarter 2003 Year to Date 2003

Chile:	Volume	% Change	Volume	% Change
Beer	630,655	3.9%	1,758,647	3.8%
Soft Drinks	639,314	1.6%	1,470,904	-0.8%
Nectars	78,405	20.8%	149,261	22.7%
Mineral Waters	122,125	-3.2%	361,023	-2.0%
Wine - Domestic	125,613	0.7%	224,800	-4.6%
Wine - Export	116,027	-8.6%	227,372	12.3%
Total Chile(1)	1,712,139	2.0%	4,192,008	2.1%

Argentina:
Beer	326,483	24.7%	859,290	26.4%
Wine - Domestic	6,080	NM	13,383	NM
Wine - Export	51,218	NM	100,038	NM
Total Argentina	383,781	44.4%	972,712	41.6%
TOTAL	2,095,920	7.8%	5,164,721	7.8%

CCU plans to release its consolidated second quarter results by the second week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Patricio Jottar

Chief Executive Officer

Date: July 7, 2003